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[LETTERHEAD FOR FERGUSON & CO., LLP APPEARS HERE]

                                                                    EXHIBIT 99.1

                                August 29, 1996

Board of Directors
Investors Federal Bank and Savings Association
522 Washington
Chillicothe, Missouri 64601

Dear Directors:

     This letter sets forth the agreement between Investors Federal Bank and Savings Association ("Investors"), Chillicothe, Missouri, and Ferguson & Co., LLP ("F&C"), Irving, Texas, under the terms of which Investors has engaged F&C, in connection with its conversion from mutual to stock form, to (1) determine the pro forma market value of the shares of common stock to be issued and sold by Investors' holding company; and (2) assist Investors in preparing a business plan to be filed with the application for approval to convert to stock.

     F&C agrees to deliver the written valuation and business plan to Investors at the above address on or before a mutually agreed upon date. Further, F&C agrees to perform such other services as are necessary or required in connection with comments from the applicable regulatory authorities relating to the business plan and appraisal and the preparation of appraisal updates as requested by Investors or its counsel. It is understood that the services of F&C under this agreement shall be limited as herein described.

     F&C's fee for the business plan, and initial appraisal valuation report and any required updates shall be $18,900. In addition, Investors shall reimburse F&C for all out-of-pocket expenses (not to exceed $4,000). Payment under this agreement shall be made as follows:

     1.  Upon execution of this engagement letter-$5,000

     2.  Upon delivery of the business plan--$4,500

     3.  Upon delivery of the completed appraisal report --$9,400

     4.  Out-of-pocket expenses are to be paid monthly.

     If, during the course of Investors' conversion, unforeseen events occur so as to change materially the nature of the work content of the services described in this contract, the terms of the contract shall be subject to renegotiation. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal

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Board of Directors
August 29, 1996
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guidelines or processing procedures as they relate to conversion appraisals, major changes in Investors' management or operating policies, execution of a merger agreement with another institution prior to completion of conversion, and excessive delays or suspension of processing of conversions by the regulatory authorities such that completion of Investors' conversion requires the preparation by F&C of a new appraisal report or business plan, excluding appraisal updates during the course of the engagement.

     To induce F&C to provide the services described above, Investor hereby agrees as follows:

     1. Investors shall supply in a timely manner to F&C such information with respect to its business and financial condition as F&C reasonably may request in order to make the aforesaid valuation. Such information made available to F&C shall include, but not be limited to, annual financial statements, periodic regulatory filings, material agreements, debt instruments and corporate books and records.

     2. Investors hereby represents and warrants, to the best of its knowledge, that any information provided to F&C does not and will not, at any time relevant hereto, contain any misstatament or untrue statement of material fact or omit any and all material facts required to be stated therein or necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

     3. (a) Investors shall indemnify and hold harmless F&C and any employees of F&C who act for or on behalf of F&C in connection with the services called for under this agreement, from and against any and all loss, cost, damage, claim, liability or expense of any kind, including reasonable attorneys fees and other expenses incurred in investigating, preparing to defend and defending any claim or claims (specifically including, but not limited to, claims under federal and state securities laws) arising out of any misstatement or untrue statement of a material fact contained in the information supplied by Investors to F&C or by an omission to state a material fact in the information so provided which is required to be stated therein in order to make the statement therein not false or misleading.

         (b) F&C shall not be entitled to indemnification pursuant to Paragraph 3(a) above with regard to any claim arising where, with regard to the basis for such claim, F&C had knowledge that a statement of a fact material to the evaluation and contained in the information supplied by Investor was

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Board of Directors
August 29, 1996
Page 3

          untrue or had knowledge that a material fact was omitted from the information so provided and that such material fact was necessary in order to make the statement made to F&C not false or misleading.

          (c) F&C additionally shall not be entitled to indemnification pursuant to Paragraph 3(a) above notwithstanding its lack of actual knowledge of an intentional misstatement or omission of a material fact in the information provided if F&C is determined to have been negligent or to have failed to exercise due diligence in the preparation of its valuation.

     Investors and F&C are not affiliated, and neither Investors nor F&C has an economic interest in, or held in common with, the other and has not derived a significant portion of its gross revenue, receipts or net income for any period from transactions with the other.

     In order for F&C to consider this proposal binding, please acknowledge your consent to the foregoing by executing the enclosed copies of this letter and returning one copy to us, together with a check payable to Ferguson & Co., LLP in the amount of $5,000. The extra copy of this letter is for your conversion counsel.

                               Yours very truly,


                               /s/ Robin L. Fussell
                               Robin L. Fussell
                               Principal

Agreed to ($5,000 check enclosed):

Investors Federal Bank and Savings Association
Chillicothe, Missouri

By: [SIGNATURE APPEARS HERE]
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